EXHIBIT 99.2

Tuesday, April 18, 2000, 09:05 am Eastern Time

Press Release
SOURCE: Bentley Communications Corp.

Bentley Communications Corp. Signs Sales and Marketing Contracts With Taiwanese Firms

LONG BEACH, California, April 18 /PRNewswire/ -- Bentley Communications Corp. (OTCBB: BTLY) today announced that it has signed contracts with three manufacturing companies in Taiwan for Internet and/or industrial sales of their products in the wholesale and retail arena, worldwide. In addition, Bentley has agreed to serve as a closeout conduit for select overstock and discontinued items. Revenues will be underway within the next sixty days as a result of these contracts.

The first two companies, Emtech and Tai Chi of Taipei, Taiwan, are manufacturers of consumer and business electronics and telecommunications products, including cellular phone accessories and batteries. The third, TorTech Co., is a manufacturer of NBC (Nuclear/Biological/Chemical and fire-resistant) cloth for military, safety, and related applications.

Warehousing, inventory control and shipping of products will be administered from the corporate offices in Long Beach, California, through the nearby Port of Los Angeles or be shipped directly from the manufacturers.

Bentley Communications Corp. has been solicited by many companies in Taiwan for the provision of exposure and distribution for a wide array of consumer and industrial products.

"This is yet another indication that our business model in Asia is not only sound, but effective as well. The ability of Bentley Communications Corp. to work effectively with Taiwanese companies and help them to effectively introduce their products to the non-Asia markets. Bentley Communications Corp. is taking two-pronged approach to sales and marketing. We are putting in place both Internet and more conventional channels of distribution to give BTLY good foundation revenues for these and other products as additional contracts are signed. For example, the products we have signed in this release alone are projected to yield revenues to Bentley in the seven figure range over the next two years," said Gordon Lee, President of Bentley Communications Corp.

Bentley Communications Corp. world headquarters is located at 100 Oceangate, Suite 750, Long Beach, California 90802 and its phone number is (562) 435-5355. The Hong Kong Corporate Office of Bentleycomm Asia Ltd., a wholly owned subsidiary of BTLY, is located in the prestigious Central Plaza.

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